September 24, 2024

Nguyen Thi Lan Anh
Chief Financial Officer
VinFast Auto Ltd.
Dinh Vu     Cat Hai Economic Zone
Cat Hai Islands, Cat Hai Town, Cat Hai District
Hai Phong City , Vietnam

       Re: VinFast Auto Ltd.
           Form 20-F for the Year Ended December 31, 2023
           Filed April 25, 2024
           File No. 001-41782
Dear Nguyen Thi Lan Anh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing